TASEKO ANNOUNCES IMPROVED ECONOMICS AT ITS GIBRALTAR COPPER MINE

May 5, 2015, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") has completed an updated mine plan for Gibraltar featuring a 50% decrease in strip ratio. This new mine plan is a result of a detailed, six-month engineering study and forms the basis of an updated NI 43-101 compliant reserve.

Highlights of the mine plan are:

  749 million tons grading 0.272% copper equivalent*.
  Recoverable copper of 3.3 billion pounds and 62 million pounds of molybdenum.
  Annual production of approximately 138 million pounds of copper and 2.6 million pounds of molybdenum at a milling rate of 85,000 tons per day.
  24 years of operation, at a milling rate of 85,000 tons per day.
  Average strip ratio decreased to 1.9:1 (from 4.3:1).
  Copper cut-off decreased to 0.15% (from 0.20%)

Russell Hallbauer, President and CEO of Taseko, stated, “After a year of operating an upgraded and modernized Gibraltar at capacity, we have gained a thorough understanding of Gibraltar’s cost structure and capabilities, both in the mine and mill. While our milling costs have declined due to technology enhancements, mining costs have increased from historical levels due to fuel, labour, parts as well as haul distance. The new mine plan takes these factors into account and focusses on reducing tons mined and maximizing profitability on a cost per ton milled basis. The lower strip ratio results in a significant decrease in mining costs and total cost per ton milled, compared to operating at a 0.20% copper cut-off, more than offsetting the reduced average copper grade. To put this in perspective, every point of strip ratio is equal to approximately 31 million tons of waste that does not need to be mined annually, and at $1.85 per ton mined, amounts to roughly $57 million of annual savings. While optimized mine scheduling isn’t yet finalized, we expect cost per ton milled (including mining costs, milling costs and site G&A) in the new mine plan to remain at a level similar to today, approximately C$10.00. ”

Mr. Hallbauer added, “Simply put, the new mine plan will contribute to lower costs and higher cash flows over its long mine life. At today’s metal prices and Canadian dollar exchange rate, based on the average strip ratio and grade in the new mine plan, we believe Gibraltar could generate approximately $100 million of annual operating profit. The leverage to the price of copper is significant and a 10% increase in metal prices would lift cash flow by more than 50%.”

The reserve evaluation used a 0.15% copper cut-off, incorporating a $2.75/lb copper and a 0.85 C$/US$ foreign exchange rate pit shell design. The result is a pit design that maintains current reserve tonnage, mines 45% less total material and maintains the ability to extract the remaining resource.

*Copper Equivalent is based on an 85% copper recovery, US$3.00/lb copper price, 50% molybdenum recovery & US$10.00/lb molybdenum price.

Gibraltar's proven and probable reserves as of December 31, 2014 are tabulated below:

Gibraltar Mine Mineral Reserves As at December 31, 2014 At 0.15% copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Connector	Proven	152	0.249	0.010
	Probable	14	0.224	0.008
	Subtotal	166	0.247	0.010
Gibraltar	Proven	152	0.247	0.009
	Probable	111	0.233	0.008
	Subtotal	263	0.241	0.008
Granite	Proven	164	0.268	0.009
	Probable	15	0.248	0.007
	Subtotal	179	0.267	0.009
Extension	Proven	50	0.333	0.002
	Probable	1	0.262	0.001
	Subtotal	51	0.331	0.002
Pollyanna	Proven	85	0.251	0.007
	Probable	5	0.229	0.003
	Subtotal	90	0.250	0.007
Total		749	0.256	0.008

The mineral reserves stated above are contained within the following mineral resources:

Gibraltar Mine Mineral Resources As at December 31, 2014 At 0.150% copper cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured	830	0.260	0.008
Indicated	262	0.236	0.007
Total	1092	0.254	0.008

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice President, Engineering and a Qualified Person under National Instrument 43-101. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The estimates used long term metal prices of US$2.75/lb for copper and US$11.00/lb for molybdenum and 0.85 C$/US$ foreign exchange. Mr. Jones has reviewed this release. A technical report will be filed on www.sedar.com.

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, VP, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.